# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adlai Nortye Ltd., CIK 0001944552
CUSIP: 00704R109
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: c/o PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 10/03/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001997037

## Reporting persons
- Boary Investment Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 5,304,468; shared voting power 0; sole dispositive power 5,304,468; shared dispositive power 0; aggregate amount beneficially owned 5,304,468 (4.79% of the class)
  Comment: (1) Represents 1,768,156 American Depositary Shares, representing 5,304,468 ordinary shares of the Issuer, held by Boary Investment Co. Ltd., a company with limited liabilities organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership, a limited partnership organized under the laws of the P.R. China. Xiamen Biotime Biotechnology Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China, holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Baotai Holding Group Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China, holds 84.1873% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China. Zhang Guofeng, an individual with a citizenship of P.R. China, holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd.
  
  (2) This percentage is calculated based on a total of 110,700,805 ordinary shares outstanding as disclosed on the Issuer's annual report on Form 20-F filed on April 19, 2024.
- Suzhou Baoruiheng Venture Capital Partnership: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 5,304,468; shared voting power 0; sole dispositive power 5,304,468; shared dispositive power 0; aggregate amount beneficially owned 5,304,468 (4.79% of the class)
- Xiamen Biotime Biotechnology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 5,304,468; shared voting power 0; sole dispositive power 5,304,468; shared dispositive power 0; aggregate amount beneficially owned 5,304,468 (4.79% of the class)
- Xiamen Baotai Holding Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 5,304,468; shared voting power 0; sole dispositive power 5,304,468; shared dispositive power 0; aggregate amount beneficially owned 5,304,468 (4.79% of the class)
- Xiamen WangChen Health Industry Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 5,304,468; shared voting power 0; sole dispositive power 5,304,468; shared dispositive power 0; aggregate amount beneficially owned 5,304,468 (4.79% of the class)
- Zhang Guofeng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,304,468; shared voting power 0; sole dispositive power 5,304,468; shared dispositive power 0; aggregate amount beneficially owned 5,304,468 (4.79% of the class)

## Item 1. Issuer
Name of issuer: Adlai Nortye Ltd.
Address of issuer's principal executive offices: c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

## Item 2. Person Filing
Name of person filing:
(i) Boary Investment Co. Ltd.
(ii) Suzhou Baoruiheng Venture Capital Partnership
(iii) Xiamen Biotime Biotechnology Co., Ltd.
(iv) Xiamen Baotai Holding Group Co., Ltd.
(v) Xiamen WangChen Health Industry Co., Ltd.
(vi) Zhang Guofeng
Address of principal business office or, if none, residence:
Boary Investment Co. Ltd.
Suzhou Baoruiheng Venture Capital Partnership
Xiamen Biotime Biotechnology Co., Ltd.
Xiamen Baotai Holding Group Co., Ltd.
Xiamen WangChen Health Industry Co., Ltd.
Zhang Guofeng
Citizenship:
Boary Investment Co. Ltd. - British Virgin Island
Suzhou Baoruiheng Venture Capital Partnership - P.R. China
Xiamen Biotime Biotechnology Co., Ltd. - P.R. China
Xiamen Baotai Holding Group Co., Ltd. - P.R. China
Xiamen WangChen Health Industry Co., Ltd. - P.R. China
Zhang Guofeng - P.R. China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
From December 11, 2023 to December 12, 2024, Boary Investment Co. Ltd. sold 25,134 ADSs, representing 75,402 ordinary shares of the Issuer, on open market.

On April 22, 2025, Boary Investment Co. Ltd. sold 380,000 ADSs, representing 1,140,000 ordinary shares of the Issuer, at the sale price of US$2.0 per ADS to an independent third party through a block trade.
Percent of class: As a result of the above transactions, Boary Investment Co. Ltd. holds 5,304,468 ordinary shares of the Issuer, representing 4.79% of the total number of ordinary shares issued and outstanding of the Issuer as disclosed on the Issuer's annual report on Form 20-F filed on April 19, 2024.
Sole power to vote or to direct the vote: Boary Investment Co. Ltd. is a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Biotime Biotechnology Co., Ltd. holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Baotai Holding Group Co., Ltd. holds 74.55% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng is a director in each of the entities listed.
Shared power to vote or to direct the vote: Boary Investment Co. Ltd. is a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Biotime Biotechnology Co., Ltd. holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Baotai Holding Group Co., Ltd. holds 74.55% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng is a director in each of the entities listed.
Sole power to dispose or to direct the disposition: Boary Investment Co. Ltd. is a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Biotime Biotechnology Co., Ltd. holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Baotai Holding Group Co., Ltd. holds 74.55% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng is a director in each of the entities listed.
Shared power to dispose or to direct the disposition: Boary Investment Co. Ltd. is a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Biotime Biotechnology Co., Ltd. holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership. Xiamen Baotai Holding Group Co., Ltd. holds 74.55% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd.. Zhang Guofeng is a director in each of the entities listed.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Boary Investment Co. Ltd.: /s/Zhao Jing, Zhao Jing, Director (04/29/2025)
- Suzhou Baoruiheng Venture Capital Partnership: /s/Zhao Jing, Zhao Jing, Director (04/29/2025)
- Xiamen Biotime Biotechnology Co., Ltd.: /s/Zhao Jing, Zhao Jing, Director (04/29/2025)
- Xiamen Baotai Holding Group Co., Ltd.: /s/Zhao Jing, Zhao Jing, Director (04/29/2025)
- Xiamen WangChen Health Industry Co., Ltd.: /s/Zhao Jing, Zhao Jing, Director (04/29/2025)
- Zhang Guofeng: /s/Zhao Jing, Zhao Jing (04/29/2025)